Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: The Southern Company

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

The Southern Company [NYSE:SO]: Due to the company’s FAILURE to:

●	Include its scope 3 greenhouse gas (GHG) emissions in its net zero by 2050 and medium-term targets,
●	Align its operating and planned coal and fossil gas-fueled generation capacity with a Below 2°C Scenario or a 1.5°C scenario, and
●	Commit to ensuring its lobbying and that of its member trade associations are in accord with the Paris Agreement;

Vote AGAINST:

●	Thomas A. Fanning, Executive Chairman, (Item 1d),
●	David J. Grain, Lead Independent Director, (Item 1e), and
●	Dale E. Klein, Operations, Environmental and Safety Committee Chair, (Item 1i).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable, and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios. See www.proxyvoting.majorityaction.us for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

The Southern Company (Southern) had the third-most CO2 emissions (CO2 million ton) among U.S.-based electric power producers in 2020,1 while generating the fourth-most electricity.2 In 2022 Southern relied on fossil fuel generation sources for 73% of its electricity production.3 The company is among the 166 target companies named by Climate Action 100+ as the most significant global emitters and “key to driving the global net zero emissions transition.”4

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the United States.5 The largest publicly traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy.6 Their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in GHG emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of the transportation and industrial sectors as electrification efficiencies are implemented.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, GHG emissions reductions have profound strategic implications. The board chair, independent lead director where the position exists, and other board members with climate-related oversight responsibilities should be held accountable for oversight failures related to decarbonization.

In 2023, we have updated our metrics to more closely align with the Climate Action 100+ Net Zero Benchmark Indicators, while still focusing on the core pillars of target setting, disclosure and measurement, capital allocation, and policy influence. This allows for a more standardized assessment across companies that is broadly accepted by investors.

Target setting

Climate Action 100+ Net Zero Benchmark Indicators
Disclosure Indicator 1.1	The company has set an ambition to achieve net zero GHG emissions by 2050 or sooner.	—
Disclosure Indicator 1.1A	The company has made a qualitative net zero GHG emissions ambition statement that explicitly includes at least 95% of its scope 1 and 2 emissions.	✓
Disclosure Indicator 1.1B	The company’s net zero GHG emissions ambition covers the most relevant scope 3 GHG emissions categories for the company’s sector, where applicable.	X
Disclosure Indicator 3.1	The company has set a target for reducing its GHG emissions by between 2026 and 2035 on a clearly defined scope of emissions.	✓
Disclosure Indicator 3.2	The medium-term (2026 to 2035) GHG reduction target covers at least 95% of scope 1 & 2 emissions and the most relevant scope 3 emissions (where applicable).	—
Disclosure Indicator 3.2A	The company has specified that this target covers at least 95% of its total scope 1 and 2 emissions.	✓
Disclosure Indicator 3.2B	If the company has set a scope 3 GHG emissions target, it covers the most relevant scope 3 emissions categories for the company’s sector (for applicable sectors), and the company has published the methodology used to establish any scope 3 targets.	X

Disclosure Indicator 3.3	The target (or, in the absence of a target, the company’s latest disclosed GHG emissions intensity) is aligned with the goal of limiting global warming to 1.5°C.	X

Southern’s emissions reduction targets include a 50% reduction in company-wide scope 1 GHG emissions by 2030, from a 2007 baseline, on the way to net zero GHG by 2050.7 As of 2022, Southern has decreased its company-wide scope 1 GHG emissions by 46% and projects to consistently achieve a 50% reduction by 2025. Southern has yet to set a more ambitious interim target that would align with net zero milestones,8 despite knowing it will reach its 2030 emissions reduction goal five years ahead of schedule. Southern exceeded its 2030 emissions reduction target In 2020 when its GHG emissions dropped 52% from its benchmark levels.9 However, the following year, the company’s GHG emissions reduction declined below the 50% benchmark, primarily due to a reversal of demand from mild weather and the COVID-19 pandemic.10 Based on its 2030 emissions reduction target, Southern’s projected 2030 carbon intensity (metric tonnes of CO2 per MWh electricity generation) is 0.41, well above the 0.07 required for alignment with the 1.5°C pathway.11

Though scope 3 emissions comprised 30% of Southern’s total GHG emissions in 2021,12 the company has not established targets for reducing these emissions.13 The company’s most relevant scope 3 emissions include emissions associated with upstream fuel, power purchased for resale, and customers’ use of fossil gas.14 Southern does not disclose how the actions that it has taken to “driving reductions across the value chain” have equated to actual scope 3 emission reductions.15 Southern continues to lag behind its peers, Duke Energy and Dominion Energy, which have incorporated scope 3 emissions into net zero goals.16 17

Capital allocation and investment plans

Climate Action 100+ Net Zero Benchmark Indicators
Capital Allocation Alignment Assessment (Carbon Tracker) 1: Coal Phase-Out	Has the company announced a full phase-out of coal units by 2040 that is consistent with Carbon Tracker Initiative's (CTI’s) interpretation of the International Energy Agency’s (IEA’s) Beyond 2°C Scenario (B2DS)?	X
Capital Allocation Alignment Assessment (Carbon Tracker) 2: Gas Phase-Out	Has the company announced a full phase-out of gas units by 2050 that is consistent with CTI's interpretation of the IEA’s B2DS?	X

By 2035, Southern projects six coal-fired units will provide up to 2,670 MW of coal capacity.18 As a result, half of Southern’s operating and planned coal-fired generation capacity remains out of alignment with the Carbon Tracker Initiative’s interpretation of the IEA’s B2DS,19 let alone a 1.5°C scenario, which would require even faster closure timelines.

Southern has not announced a full phase-out of gas units by 2050, and 53% of its operating and planned gas generation capacity is also out of alignment with the IEA’s B2DS and NZE scenario.20 Southern has not updated its decarbonization strategy since 2020 when it published its Implementation and Action Toward Net Zero report.21 In the report Southern contemplates utilizing 18% unabated fossil gas and an additional 21% of fossil gas with carbon capture usage and sequestration (CCUS) for its 2050 nameplate capacity mix.22 Southern’s overreliance on CCUS to mitigate its emissions remains out of alignment with the Science Based Targets initiative’s guidance that only small amounts of emissions (5-10%) after net zero may be mitigated with carbon removal, of which CCUS is a subset, and not substituted for a company’s emission reduction.23

In the near-term, Southern subsidiary Georgia Power received approval for its 2022 Integrated Resource Plan, which included five power purchase agreements (PPAs)24 that are expected to contribute more than 2,000 MW of fossil gas capacity.25 These PPAs will be with the wholesale power subsidiary of Southern Company.26 Additionally, Alabama Power recently acquired a 743 MW gas-fired power plant in Calhoun County, Alabama.27

Policy influence

Climate Action 100+ Net Zero Benchmark Indicators
Climate Policy Engagement Alignment (InfluenceMap) 1: Organization Score	The level of company support for (or opposition to) Paris Agreement-aligned climate policy.	43%
Climate Policy Engagement Alignment (InfluenceMap) 2: Relationship Score	The level of a company’s industry associations’ support for (or opposition to) Paris Agreement-aligned climate policy.	49%

Southern’s engagement in U.S. federal and state climate policy remains primarily negative, according to InfluenceMap.28 Despite its general support for the Paris Agreement, Southern has taken positions in opposition to the clean energy transition. As of December 2022, the company has continued to advocate for the long-term role of fossil gas, going so far as to provide comments advocating for the facilitation of fossil gas infrastructure in a U.S. Environmental Protection Agency power sector pre-proposal.29 At the state level, Georgia Power has expressed support for gas ban preemption bills, such as the 2021 Georgia bill that sought to ban local governments in Georgia from adopting building codes based on the source of energy they use, effectively blocking municipalities with 100% clean energy mandates from moving away from fossil gas as a fuel source.30

Though Southern publicly discloses its trade associations, the company has not made a specific commitment to ensure that the trade associations to which it belongs lobby in line with the goals of the Paris Agreement. This lack of commitment raises concerns given Southern’s strong relationship with the American Gas Association (AGA), which consistently demonstrates negative strategic engagement on U.S. climate policy at the federal, state, and local levels.31 Newly named Georgia Power chair, president, and CEO Kimberly Greene served as the 2022 chair of the AGA Board of Directors.32

Conclusion: The Southern Company has failed to include its scope 3 GHG emissions in net zero by 2050 and medium-term targets, align its operating and planned coal and fossil gas-fueled generation capacity with a B2DS or a 1.5°C scenario, and commit to ensuring its direct lobbying and that of its trade associations are aligned with the Paris Agreement. Therefore, it is recommended that shareholders vote AGAINST Executive Chairman, Thomas A. Fanning (Item 1b); Lead Independent Director, David J. Grain (Item 1e); and Operations, Environmental and Safety Committee Chair, Dale E. Klein (Item 1i) at the company’s annual meeting on May 24, 2023.

1 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 14

2 Ceres, et al., Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, September 2022, https://www.sustainability.com/globalassets/sustainability.com/thinking/pdfs/2022/benchmarking-air-emissions-2022.pdf, p. 9 (excludes public power producers)

3 Southern Company, SEC Filing on Form 10-K, February 16, 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/92122/000009212223000012/so-20221231.htm, p. II-11

4 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/, accessed May 5, 2023

5 U.S. Energy Information Administration, “Frequently Asked Questions,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed May 5, 2023

6 Ceres, et al., Benchmarking Air Emissions, p. 7

7 Southern Company, Shareholder Sustainability Update, April 14, 2023, https://s27.q4cdn.com/273397814/files/doc_presentations/2023/04/SO-Shareholder-Engagement_Spring-2023_vF.pdf, p. 12

8 Southern Company, Shareholder Sustainability Update, p. 12

9 Southern Company, “Southern Company expects to achieve interim GHG reduction goal significantly ahead of schedule,” PRNewswire, April 6 2021, https://www.prnewswire.com/news-releases/southern-company-expects-to-achieve-interim-greenhouse-gas-emissions-ghg-reduction-goal-significantly-ahead-of-schedule-301263377.html

10 Southern Company, “Southern Company expects to achieve interim GHG reduction goal significantly ahead of schedule.”

11 Transition Pathway Initiative, “Southern Company,” TPI online tool, https://www.transitionpathwayinitiative.org/companies/southern-company?view=regional, accessed May 5, 2023 (regional benchmarks, “Carbon Performance Southern Company”)

12 Southern Company, Shareholder Sustainability Update, p. 18

13 Climate Action 100+, “The Southern Company,” Company Assessment, https://www.climateaction100.org/company/the-southern-company/, accessed May 5, 2023

14 Southern Company, Shareholder Sustainability Update, p. 18

15 Southern Company, Shareholder Sustainability Update, p. 18

16 “Duke Energy expands clean energy action plan,” Duke Energy News Center, February 9, 2022, https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan

17 Dominion Energy, “Dominion Energy's Net Zero Commitment,” https://www.dominionenergy.com/our-company/netzero, accessed May 5, 2023

18 Southern Company, Shareholder Sustainability Update, p. 15

19 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

20 Climate Action 100+, Climate Action 100+ Net Zero Company Benchmark, Carbon Tracker data, October 2022, https://www.climateaction100.org/wp-content/uploads/2022/12/Downloadable-Excel_CA100-Benchmark_Dec-2022_CAAA-scores-v1.1.xlsx

21 Southern Company, “Net Zero and Environmental Priorities,” (website), https://www.southerncompany.com/sustainability/net-zero-and-environmental-priorities.html, accessed May 5, 2023

22 Southern Company, Implementation and action toward net zero, September 2020, https://www.southerncompany.com/content/dam/southerncompany/pdfs/clean-energy/Net-zero-report.pdf, p. 15

Note: Southern Company also acknowledges a plan to incorporate negative carbon strategies into its approach to reducing carbon emissions (p. 24)

23 Tom Dowdall, “Science-Based Net-Zero Targets: ‘Less Net, more Zero”, Science Based Targets, October 7, 2021, https://sciencebasedtargets.org/blog/science-based-net-zero-targets-less-net-more-zero

24 Southern Company, SEC Filing on Form 10-K, February 16, 2023, https://www.sec.gov/ix?doc=/Archives/edgar/data/92122/000009212223000012/so-20221231.htm, p. II-56

25 Kim Riley, “Georgia Power’s Integrated Resource Plan approved by Georgia regulators,” DailyEnergyInsider, July 25, 2022, https://dailyenergyinsider.com/policy/35969-georgia-powers-integrated-resource-plan-approved-by-georgia-regulators/

26 Southern Company, SEC Filing on Form 10-K, February 16, 2023, p. II-56

27 Southern Company, SEC Filing on Form 10-K, February 16, 2023, I-12

28 InfluenceMap, “Southern Company,” LobbyMap, https://lobbymap.org/company/Southern-Company/projectlink/Southern-Company-In-Climate-Change, accessed May 5, 2023

29 InfluenceMap, “Southern Company,” LobbyMap

30 Dave Williams, “Critics warn bill before General Assembly threatens local embrace of clean energy,” Capital Beat News Service, Feb 8, 2021, https://www.savannahnow.com/story/news/2021/02/08/legislation-clean-energy-global-warming-cities-fight-climate-change/4410949001/

31 InfluenceMap, “American Gas Association,” LobbyMap, https://lobbymap.org/influencer/American-Gas-Association-bc1dc2f7fbce7747ce06e6c537cb8fdc, accessed May 5, 2023

32 American Gas Association, “Kimberly Greene of Southern Company Gas Elected Chair of AGA Board of Directors”, (news release) Oct 12, 2021, https://www.aga.org/news/news-releases/kimberly-greene-of-southern-company-gas-elected-chair-of-aga-board-of-directors/ Note: Prior to being elected chair, Greene served on the AGA’s board of directors: https://www.southerncompany.com/content/dam/southerncompany/pdfs/about/leadership/Kim_Greene-SC_bio.pdf